Filed by Eli Lilly and Company

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

March 7, 2019

For Release:	Thursday, March 7, 6:45 a.m. EST
Refer to:	J. Scott MacGregor; jsmacgregor@lilly.com; 317-440-4699 (Media) Kevin Hern; hern_kevin_r@lilly.com; 317-277-1838 (Investor Relations)

Lilly Announces Final Exchange Ratio of 4.5121 for Elanco Exchange Offer

INDIANAPOLIS, March 7, 2019 - Eli Lilly and Company (NYSE: LLY) today announced the final exchange ratio for its previously-announced offer for shareholders to exchange their shares of Lilly common stock for shares of Elanco Animal Health Incorporated (NYSE: ELAN) owned by Lilly.

For each share of Lilly common stock that is validly tendered and not validly withdrawn by shareholders and that is accepted pursuant to the exchange offer, Lilly will deliver 4.5121 shares of Elanco common stock to or at the direction of any such tendering shareholder.

Because the exchange offer will be subject to proration if it is oversubscribed, the number of shares of Lilly common stock that Lilly accepts in the exchange offer may be less than the number of shares tendered. Based on the final exchange ratio, Lilly would accept for exchange approximately 65,000,776 shares of its common stock upon consummation of a fully subscribed exchange offer.

The exchange offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the exchange offer is extended or terminated.

Goldman Sachs & Co. LLC, J.P. Morgan and Morgan Stanley are the dealer managers for the exchange offer.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. C-LLY

About Elanco

Established in 1954, Elanco provides comprehensive products and knowledge services to improve animal health and food-animal production in more than 70 countries around the world. Elanco supports the beef, dairy, poultry, swine and aquaculture industries, and offers a robust product portfolio for companion animals.

This press release does not constitute an offer of any securities for sale.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).

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